Professionally Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street, Fourth Floor
Milwaukee, Wisconsin 53202

January 17, 2013

VIA EDGAR TRANSMISSION

Mr. Dominic Minore
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Professionally Managed Portfolios (the “Trust”)
File Nos.: 33-12213 and 811-05037
Portfolio 21 Global Equity Fund (S000004945)

Dear Mr. Minore:

This correspondence is being filed together with the definitive forms of Prospectus and Statement of Additional Information under Rule 497(c) under the Securities Act of 1933 (the “1933 Act”) in response to your December 21, 2012 comments provided to Eric W. Pinciss, Esq. of U.S. Bancorp Fund Services, LLC, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 478 to its registration statement.  PEA No. 478 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on November 21, 2012, and is designated to become effective on January 20, 2013.  The purpose of PEA No. 478 was to change the name of one of the series of the Trust from Portfolio 21 to Portfolio 21 Global Equity Fund (the “Fund”).  The Trust is filing this correspondence with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

*     *     *     *     *     *

The Trust’s responses to your comments are as follows:

1.
In the Fees and Expenses table on page 1 of the Summary Section of the Fund’s Prospectus, to the extent that the Fund expects to incur acquired fund fees and expenses (“AFFE”) exceeding 0.01%, please disclose this as a line item on the Fund’s Fees and Expenses table.

After confirming with the Advisor, the Trust responds that AFFE is not expected to exceed 0.01%.  Accordingly, no line item has been added to the Fund’s Fees and Expenses table.

2.
Since the expense cap is higher than the actual Fund expenses, please consider removing footnote 1 to the Fees and Expenses table.  Please also ensure that the “Operating Expenses Limitation Agreement” was filed as an exhibit to the registration statement.

The Trust responds by removing the referenced footnote and affirming that the Fund’s “Operating Expenses Limitation Agreement dated March 1, 2007” was filed as an exhibit to the Trust’s registration statement on February 27, 2007.

3.
Under the “Principal Investment Risks” on page 2 of the Summary Section, please expand the “Foreign Securities and Emerging Markets Risk” to state that there is less transparency when investing in foreign and emerging markets securities and that investment in these types of securities may subject the Fund to foreign taxes.

The Trust believes that there is sufficient discussion regarding potential transparency issues on page 8 and respectfully declines to include such disclosure in the Summary Section of the Fund’s Prospectus.  The Trust expanded its disclosure regarding foreign taxes but only in the “Principal Investment Risks” section under “Foreign Securities and Emerging Markets Risk,” on page 8 to read as follows:

Changes in foreign tax laws, exchange controls, investment regulations and policies on nationalization and expropriation as well as political instability may affect the operations of foreign companies and the value of their securities.

4.
In the “Principal Investment Strategies” section on page 2 of the Fund’s Prospectus, please undertake to “supplement” the Prospectus to disclose the additional risk in the event the Fund’s investments exceed 25% in any one country or sector.

The Trust responds by undertaking to “supplement” the Prospectus to disclose the additional risk in the event the Fund’s investments exceed 25% in any one country or sector.

5.
In the “Average Annual Total Returns” table on page 3 of the Fund’s Prospectus, please expand the explanation in the footnote as to why the Fund had decided that the S&P 500® Index is not an appropriate broad-based securities index.

The Trust responds by adding the following sentence to the end of the first footnote:

The MSCI World IndexSM better reflects the global nature of the Fund’s investments.

6.	In the “Average Annual Total Returns” table on page 3 of the Fund’s Prospectus, please provide an expanded explanation in the footnote as to why the S&P index is relevant.

The Trust responds by revising the first sentence of the footnote to read as follows:

Effective immediately, due to the global nature of the Fund’s investments, the Fund will no longer use the S&P 500® Index as a benchmark for its returns, as the S&P 500® Index is comprised of mostly U.S. companies.

7.	In the “Tax Information” section on page 4 of the Fund’s Prospectus, please revise the disclosure to explain that taxes will be paid by the investor upon withdrawal of assets from the Fund.

The Trust responds by adding the following sentence to this section:

Investors may pay taxes on distributions through such tax-deferred arrangements upon withdrawal of assets from the Fund.

8.	In the “Principal Investment Strategies” section starting on page 5, third paragraph, second sentence, please insert the word, “principally” before the phrase, “traded on non-U.S. exchanges.”

The Trust responds by revising the disclosure accordingly.

9.
In the “Principal Investment Strategies” section starting on page 6, third bullet point, please note that if this is an additional criteria for making investment decisions for the Fund, it will need to be discussed in the Fund’s Summary Section.

The Trust responds by adding the requested disclosures.

10.
Pease note that if “socially conscious investing” as expressed in the section titled, “Principals for Investment” is a criteria for making investment decisions for the Fund, this will need to be discussed in the Fund’s Summary Section.

The Trust responds by adding the requested disclosures.

11.
If the Fund will engage in securities lending, as it seems to imply on page B-39 within the Adviser’s Proxy Voting Policy in the Statement of Additional Information, please add the appropriate risk disclosure.

The Trust responds by adding the following disclosure to the discussion of securities lending in the event the Trust should ever engage in securities lending:

Securities Lending.
The Fund, subject to Board approval, may lend the securities in its portfolio to brokers, dealers and financial institutions (but not individuals) in order to increase the return on its portfolio.  The SEC currently requires that the following conditions must be met whenever the Fund’s portfolio securities are loaned:  (1) the Fund must receive at least 100% cash collateral from the borrower; (2) the borrower must increase such collateral whenever the market value of the securities rises above the level of such collateral; (3) the Fund must be able to terminate the loan at any time; (4) the Fund must receive reasonable interest on the loan, as well as any dividends, interest or other distributions on the loaned securities, and any increase in market value; (5) the Fund may pay only reasonable custodian fees approved by the Board in connection with the loan; (6) while voting rights on the loaned securities may pass to the borrower, the Board must terminate the loan and regain the right to vote the securities if a material event adversely affecting the investment occurs, and (7) the Fund may not loan its portfolio securities so that the value of the loaned securities is more than one-third of its total asset value, including collateral received from such loans.  These conditions may be subject to future modification.  Such loans will be terminable at any time upon specified notice.  The Fund might experience the risk of loss if the institution with which it has engaged in a portfolio loan transaction breaches its agreement with the Fund.  In addition, the Fund will not enter into any portfolio security lending arrangement having a duration of longer than one year.  The principal risk of portfolio lending is potential default or insolvency of the borrower.  In either of these cases, the Fund could experience delays in recovering securities or collateral or could lose all or part of the value of the loaned securities.  As part of participating in a lending program, the Fund may be required to invest in collateralized debt or other securities that bear the risk of loss of principal.  In addition, all investments made with the collateral received are subject to the risks associated with such investments.  If such investments lose value, the Fund will have to cover the loss when repaying the collateral.

Any loans of portfolio securities are fully collateralized based on values that are marked-to-market daily.  Any securities that the Fund may receive as collateral will not become part of the Fund’s investment portfolio at the time of the loan and, in the event of a default by the borrower, the Fund will, if permitted by law, dispose of such collateral except for such part thereof that is a security in which the Fund is permitted to invest.  During the time securities are on loan, the borrower will pay the Fund any accrued income on those securities, and the Fund may invest the cash collateral and earn income or receive an agreed-upon fee from a borrower that has delivered cash-equivalent collateral.

12.	On page B-10 of the SAI under “Borrowings,” please provide additional disclosure regarding the 1940 Act requirements.

The Trust responds by adding an explanatory paragraph to page B-10 under “Borrowing” as follows:

The 1940 Act permits a portfolio to borrow money in amounts of up to one-third of a Fund’s total assets from banks for any purpose, and to borrow up to 5% of a Fund’s total assets from banks or other lenders for temporary purposes.  To limit the risks attendant to borrowing, the 1940 Act requires the Fund to maintain at all times an “asset coverage” of at least 300% of the amount of its borrowings.  Asset coverage means the ratio that the value of a Fund’s total assets, minus liabilities other than borrowings, bears to the aggregate amount of all borrowings.  Borrowing money to increase a Fund’s investment portfolio is known as “leveraging.”  Borrowing, especially when used for leverage, may cause the value of a Fund’s shares to be more volatile than if a Fund did not borrow.  This is because borrowing tends to magnify the effect of any increase or decrease in the value of a Fund’s portfolio holdings.  Borrowed money thus creates an opportunity for greater gains, but also greater losses.  To repay borrowings, a Fund may have to sell securities at a time and at a price that is unfavorable to the Fund.  There also are costs associated with borrowing money, and these costs would offset and could eliminate a Fund’s net investment income in any given period.  Currently, the Fund does not contemplate borrowing money for investment purposes.  The Fund’s Investment Restriction regarding borrowing will be interpreted to permit the Fund to engage in trading practices and investments that may be considered to be borrowing to the extent permitted by the 1940 Act.  Reverse repurchase agreements may be considered to be a type of borrowing.  Short-term credits necessary for the settlement of securities transactions and arrangements with respect to securities lending will not be considered to be borrowings under the policy.  Practices and investments that may involve leverage but are not considered to be borrowings are not subject to the policy.  Such trading practices may include futures, options on futures, forward contracts and other derivative investments.

13.
Regarding Fundamental Investment restriction number 7, please add the phrase “or group of industries” so that the sentence reads as follows: “Each Fund may not invest 25% or more of its net assets, calculated at the time of purchase and taken at market value, in securities of issuers in any one industry or group of industries (other than U.S. government securities).”

The Trust responds by adding the phrase “or group of industries (other than U.S. government securities)” to Fundamental Investment restriction number 7.

14.	On Page B-11, reword number 5 to include investments in equities 80% test.

The Trust responds by adding the requested disclosures.

*     *     *     *     *     *

I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (626) 914-7363.

Sincerely,

/s/ Elaine E. Richards
Elaine E. Richards, Esq.
Secretary of Professionally Managed Portfolios

cc:           Domenick Pugliese, Esq., Paul Hastings LLP